Exhibit 77C
                 Matters Submitted to a Vote of Security Holders

A Special Meeting of Shareholders of Shaker Fund (the "Fund"), a series of Forum Funds (the "Trust"), was held on April 26, 2001 for the purpose of approving the Fund's Investment Advisory Agreement ("Agreement") between the Trust and Shaker Management, Inc. Forum Financial Group, LLC, the sole initial shareholder, voted to approve the Agreement.